

June 25, 2013

Via E-Mail
Mr. Bradley R. Mason
Chief Executive Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curaçao

> **Re: Orthofix International N.V.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-19961**

Dear Mr. Mason:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

1. We note from page F-23 that at December 31, 2012, you held a cumulative total of $248 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled $31 million at that date, please tell us the amount of cash and cash equivalents held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

2.   Further, as we note from page F-21 that the majority of your sales, income from continuing operations and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Inventories, page F-8

3.   You disclose that the company values inventories at the lower of cost or estimated net realizable value, after provisions for excess or obsolete items. Please explain in more detail how the company applies FASB 330-10-35-2 which requires recognition of a loss whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes by valuing inventories at the lower of cost or market. Also refer to the definition of *market* in the FASB Master Glossary.

4.   You disclose that the company values inventory related to its Italian manufacturing facilities on a weighted-average basis, which approximates the FIFO method. You also disclose that the company values inventory related to its Texas manufacturing facilities at standard costs which approximate actual costs. Please respond to the following:

   •   Please clarify whether the inventory costing method used for your inventories in Texas is actual cost or approximates actual costs on a FIFO, LIFO, or average cost basis. Refer to FASB ASC 330-10-30-9, 330-10-30-12 and 330-10-50-1. If actual costs, please explain how the use of standard costs approximates actual costs.
   •   On page 39, you disclose that the company also has manufacturing facilities in the UK. Please explain why you did not disclose the company's inventory costing method for those inventories and tell us whether the company has any other inventories not included in the disclosure on page F-8.
   •   Please briefly explain why using weighted-average costs in Italy approximates the FIFO method.

 (l) Sale of Accounts Receivable, page F-11

5.   Please explain how the company estimates the related fees for selling the Italian hospital receivables throughout the year. Quantify these annual fees for 2012.

Note 3. Property, Plant and Equipment, page F-13

6.   On page F-8 you disclose the company's useful lives for major classes of assets, including instrumentation. Please tell us why you combined plant and equipment with instrumentation on page F-13. Quantify the cost and accumulated depreciation of each as of December 31, 2012. Refer to FASB ASC 360-10-50-1(b).

Note 13. Income Taxes, page F-21

7.   Please tell us why the company's unremitted foreign earnings decreased from $301.8 million as of December 31, 2011 to $248 million as of December 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant